Exhibit 12

ZOETIS INC. AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)

	Nine Months
	Ended
	September 29,	Year Ended December 31,
(IN MILLIONS, EXCEPT RATIOS)	2013	2012	2011	2010	2009
Determination of earnings:
Income/(loss) before provision for taxes on income
and noncontrolling interests	$564	$710	$394	$178	$(148)
Less: Net income/(loss) attributable to noncontrolling interests	—	—	3	1	(1)
Income/(loss) attributable to Zoetis Inc.	564	710	391	177	(147)
Add: fixed charges	93	37	43	43	32
Total earnings/(loss) as defined	$657	$747	$434	$220	$(115)

Fixed charges:
Interest expense(b)	$83	$31	$36	$37	$26
Interest portion of rent expense(c)	8	6	7	6	6
Fixed charges	91	37	43	43	32
Capitalized interest	2	—	—	—	—
Total fixed charges	$93	$37	$43	$43	$32

Ratio of earning to fixed charges(d)	7.1	20.2	10.1	5.1

(a)
Regulation S-K, Item 503(d) requires that the ratio be presented for each of the last five fiscal years and the latest interim period. However, certain information for 2008 is not available. Over the last five years, there have been significant changes in Pfizer’s corporate structure and a number of restructurings and personnel changes which have impacted our business. As such, it is not practicable for us to determine net income/(loss) for the year ended December 31, 2008, therefore we are not able to present the ratio for 2008.

(b)	Interest expense includes amortization of debt discount and fees. Interest expense does not include interest related to uncertain tax positions.

(c)	One-third of all rental expense is deemed to be interest, which we believe to be a conservative estimate of an interest factor in our leases.

(d)	Earnings were insufficient to cover fixed charges by $100 million for 2009.